1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD PROVIDES HOLLISTER EXPLORATION
RESULTS AND OPERATIONAL UPDATE

October 27, 2009, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”) (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces further high-grade underground drilling results from its Hollister property in Nevada for the quarter ending September 30, 2009 (“Q3”). Exceptional results have been achieved from underground boreholes HSD-116, 118, 84, 85, 86 and 87, which have intersected grades of 6 opt Au to 63 opt Au (300 g/t to 2,150 g/t Au) over widths ranging from 0.5 - 6.4 ft (0.2 to 3 m) on the central Gwenivere vein system, and are part of the 40 vein intersections in excess of 1 opt Au (34.28 g/t Au) made during the quarter.

Mineralisation in the Gwenivere vein system continues to give intersections with robust grades: 107 boreholes (excluding 5 holes > 10 opt Au) averaged 2.247 opt Au over 2.1 ft (77.04 g/t Au over 0.6 m). Mineralisation in the Clementine vein system also continues to give intersections with robust grades: 24 boreholes averaged 0.935 opt Au over 1.8 ft (32.07 g/t Au over 0.5 m).

Q3 Highlights from Gwenivere Drilling

Drill Hole ID	Vein Intersection (ft)		Drilled Thickness (ft)	Est. True Thickness (ft)	Analytical Results
	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
HSD-84 HSD-84 HSD-84	63.3 66.9 69.3	65.8 67.4 72.2	2.5 0.5 2.9	2.5 0.5 2.3	11.677 10.080 6.713	400.36 345.59 230.18	111.5 36.3 18.9	3822 1244 648
HSD-85 HSD-85 HSD-85	85.0 97.0 108.5	93.0 101.3 116.5	8.0 5.6 8.0	6.4 4.5 6.4	6.166 62.889 15.247	314.24 2156.13 522.74	25.5 154.5 47.2	874 5298 1620
HSD-86	64.0	69.5	5.5	4.4	25.950	889.73	234.8	8049
HSD-87	79.3	82.8	3.5	2.8	6.051	207.46	29.72	1018.8
HSD-116	188.6	189.6	1.0	0.8	18.383	630.26	399.3	13690
HSD-118	104.9	107.2	2.3	1.8	36.048	1235.91	380.1	13031

During the quarter, underground evaluation and exploration drilling for other mineralized structures totaled 32,008 ft (9,699 m). Geotechnical surface drilling totaled 693 ft (211 m). The programs continue to encounter high-grade intersections on the Gwenivere and Clementine vein systems (see below) and disseminated mineralisation in the overlying Tertiary volcanics, as well as further encouraging intersections from the west lateral splays and/or extensions of the east Clementine vein system.

The underground drilling is providing more information about the strike (3,000 ft/ 980 m) and vertical (1,300 ft/ 396 m) continuity of the vein systems. The Hollister mineral system currently comprises 19 discrete east-west striking subvertical veins, which constitute the Clementine and Gwenivere groups. The system is still open along strike, at depth, and in areas up to and above the Ordovician/Tertiary Unconformity. One hundred and six underground boreholes were completed, of which 11 were for exploration, 28 covered extensions of the Gwenivere and Clementine vein systems and 67 continued stope delineation targets on both vein systems. The majority of these intersections on both the Gwenivere and Clementine vein systems are inside the short to medium term trial mining plan providing conformation of the expected grade.

Annual production from trial mining is anticipated to be 15% lower than planned at 115,000 Au eqv. oz mainly because of a slower build-up of ore tons from the higher grade stopes developed in the second and third quarters of 2009. It was originally anticipated that the Company will commence trial mining on these higher grade stopes in Q3 of 2009. The results from the in-fill drilling presented in the tables below indicate that the expected higher grade stopes will only be accessed during Q4 of 2009. The drilling results from these areas are extremely positive and provide the Company with additional information to optimize stope planning for trial mining activities and thereby ensuring an increase in ore tons from these high grade stopes. During the third quarter of 2009, continued trial mining resulted in the extraction of 18,232 ore tons containing an estimated 18,026 ounces gold equivalent (Au eqv.) at a grade of 0.99 opt Au eqv. (33.9 g/t Au eqv.), which was less than the planned grade of 1.2 opt Au eqv., mainly due to only accessing the planned higher grade stopes in Q4 of 2009.

Cash production costs for the third quarter decreased by 14% from US$375 to US$324 per Au eqv. oz extracted, excluding milling costs, which is 11% lower than the projected cash production costs per Au eqv. oz for 2009. The year to date cash production costs of approximately US$333 per Au eqv. oz (unaudited) and US$375 per ton mined (unaudited) are 8% and 15% lower, respectively, than the planned 2009 cash cost of US$363 per Au eqv. oz and US$440 per ton mined. This achievement reflects the increasingly aggressive cost management of the Hollister project and improvements in the mining dilution and methods being used.

For the year to date, the Company has extracted 60,554 Au eqv. oz at a grade of 1.13 opt (38.7 g/t), excluding milling costs. At September 30, a total of 32,219 tons, containing an estimated 27,336 Au eqv. oz had been accumulated in a surface stockpile.

The Company earlier reported that its Esmeralda Mill has been commissioned and was processing low grade Hollister ore, and that the necessary permits had been obtained to proceed with the installation of the Gekko float and gravity section which had arrived on site. The installation of the Gekko system, which is being undertaken in the fourth quarter, will allow the Company to match processing with trial mining volumes at Hollister, thereby giving a clearer reflection of operational results.

Due to the commissioning of the Esmeralda mill and the high toll milling costs associated with treatment at Newmont’s Midas mill, the Company elected not to treat any ore in the third quarter of 2009 and, as a result, did not record any revenue during the period. The Company has subsequently also entered into an ore processing agreement with Yukon-Nevada, to process the 30,000 additional ore tons currently stockpiled at the Hollister property, at a cost of US$88 per ton. Fixed recoveries of 88% for both gold and silver have been agreed to. The stock pile contains an estimated 30,000 Au eqv. oz.

The Company is also in discussions for a possible restructuring of the Senior Secured Notes that were issued in December 2008. Although these notes are not due for payment until December 2010 at the earliest, the improved debt markets are providing opportunities for restructuring these notes into a lower cost debt facility with more favourable repayment terms. There can be no certainty at this time that these discussions will lead to a restructuring of the notes.

Further drilling on the Gloria Vein System, a new discovery made during drilling from the diamond drill station in the West Lateral drift (DDS West Lateral), continues to confirm the presence of a significant zone of thick quartz vein breccias, quartz-adularia veins, and quartz-adularia stockwork with an overall orientation of approximately northwest-southeast. Although the assay results did not reveal significant mineralization at the penetrated elevations, the presence of sulfosalts within the veins, abundance of adularia, presence of a number of thin veins with notable gold grades (>3 opt Au) in HDB-307 and HDB-321, and the nature of the vein textures all suggest that emplacement of precious metals did occur within this vein system.

Q3 Underground Exploration Drilling Results in the Gloria Vein (West Lateral)

Drill Hole ID	Vein Intersection (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
HDB-292	64.0	67.8	3.8	2.7	0.152	5.21	2.3	79
HDB-293	599.8	602.8	3.0	2.9	0.122	4.20	2.3	78
HDB-307	584.8	587.0	2.2	2.2	3.156	108.20	19.6	673
HDB-308	No significant intersections
HDB-309	No significant intersections
HDB-310	1271.0	1325.0	54.0	40.5	0.001	0.04	0.1	5
HDB-319	547.6	584.1	36.5	36.5	0.009	0.31	0.2	6
HDB-320	497.5 524.1 528.2	499.3 524.8 528.9	1.8 0.7 0.7	1.7 0.7 0.7	0.095 0.121 0.229	3.26 4.15 7.85	0.9 0.1 0.9	32 4 32
HDB-321	541.0	541.5	0.5	0.5	3.752	128.64	16.5	566
HDB-322	512.0	516.2	4.2	3.2	0.264	9.07	1.1	39
HDB-323	472.3 508.6 538.9	473.1 510.5 539.4	0.8 1.9 0.5	0.7 1.7 0.5	0.102 0.250 0.292	3.50 8.57 10.01	2.9 1.6 0.7	101 54 24
HDB-324	235.9	237.6	1.7	1.7	1.556	53.35	4.29	147
HDB-335	136.3	137.0	0.6	0.4	0.140	4.79	0.16	5.4

Notably, drilling from shallower inclined drill holes (HDB-293 and HDB-307) delineated significant quartz veining and gold mineralization between 5,190 and 5,400 ft (1,581.9 -1,645.9 m) in elevation. These new discoveries appear to correlate with a splay from the Clementine vein system, and are not related directly to the deeper (approx 5,000 ft in elevation) quartz vein and structural zone from HDB-309. Two separate vein systems and/or mineralized structures are indicated. Future drilling from DDS West Lateral will test for the extent, continuation and economic characteristics of both structures as well as the possibility of other unrecognized veins.

Drilling from diamond drill station 5278 in the muck bay on the Blanket Zone has indicated grade continuity in mineralization and a body of disseminated gold hosted in Tertiary volcanic rocks above the epithermal, banded veins. Intersections range in thickness from 19.4 to 135 ft (5.9 to 41.1 m) and grades between 0.130 to 0.500 opt (4.4 to 17.2 g/t) Au. This drilling is being integrated with the broader mine scale target that has emerged from processing historic borehole intersections of this style of mineralization in order to fully assess the zone.

Q3 Underground Exploration Drilling Results in the Blanket Zone

Drill Hole ID	Vein Intersection (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
HDB-325	243.7 289.1 296.8 328.6	244.4 290.5 297.3 348.0	0.7 1.4 0.5 19.4	0.6 1.2 0.4 17.5	0.299 1.837 0.891 0.130	10.25 62.98 30.55 4.45	0.6 3.3 6.3 0.0	20 113 219 1
HDB-326	312.0	367.0	55.0	49.5	0.500	17.16	0.3	9
HDB-327	292.1 358.0	293.2 378.0	1.1 20.0	1.0 18.0	1.198 0.141	41.07 4.85	2.3 1.1	80 0
HDB-328	258.0	393.0	135.0	121.5	0.168	5.76	0.1	2

No surface exploration drilling was undertaken during the quarter as the Company is awaiting approval of applications for permitting of drill pads. A diamond core geotechnical borehole was successfully completed, holing into the west lateral development and providing cover information for the planned West Alimak ventilation raise, which has been approved by the Bureau of Land Management.

Ferdi Dippenaar, President and CEO, commented: “Our Hollister Project has now had the benefit of approximately one year of trial mining. We continue to make good progress toward ascertaining the most efficient mining method and the development of underground infrastructure. Cash production costs are also decreasing in-line with plan and we expect to make further improvements as our understanding of the orebody increases. Although the build-up in extracted ounces in 2009 has been slower than anticipated, the in-fill drilling shows the high grade material available in the areas that will be accessed over the next 12 months. The construction of the second Alimak raise will improve the ventilation and provide safe access to additional areas for trial mining and continued exploration at the newly discovered Gloria vein systems.”

Phil Bentley, Pr.Sci.Nat. (SACNAS) Vice President for Geology and Exploration for the Company and a qualified person, and Johan Oelofse, PrEng, FSAIMM, Chief Operating Officer for the Company and a qualified person, have reviewed this news release on behalf of Great Basin Gold.

Ferdi Dippenaar
President and CEO

Results for the third quarter from underground exploration and stope delineation drilling are summarised below. A complete tabulation of the Hollister drilling results is available on the Great Basin Gold website www.grtbasin.com.

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0)11 301 1800
Michael Curlook in North America	1 888 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary Note regarding Non-GAAP Measurements

Cash cost per ounce produced is a not a generally accepted accounting principles (“GAAP”) based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness of test mining at the Hollister project. It is determined by dividing the relevant mining and processing costs excluding royalties by the ounces produced in the period. There may be some variation in the method of computation of "cash cost per ounce produced" as determined by the Company compared with other mining companies. In this context, "ounces produced" in-process and dore inventory along with ounces of gold sold in the period. Cash costs per ounce produced may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies of test mining at Hollister. As a Non-GAAP Financial Measures cash cost per ounce should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such Non-GAAP measures.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Q3 Gwenivere Stope Delineation Drilling Results

Drill Hole ID	Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Thickness (ft)	Analytical Results
	From	To	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
HSD-75	20.3 24.1	23.1 24.7			1.9 0.6	1.6 0.5	0.202 0.192	6.93 6.58	0.5 0.4	16 13
HSD-80	32.8 58.2 93.3 107.0	33.3 64.4 94.6 112.0			0.5 6.2 1.3 5.0	0.5 5.8 1.2 4.7	0.574 0.430 0.454 0.212	19.68 14.74 15.57 7.27	0.7 0.2 0.5 0.1	23 6 18 4
HSD-81	23.4 30.9 33.4	28.5 33.4 37.0			5.1 2.5 3.6	3.9 1.9 2.8	0.680 0.422 0.354	23.31 14.47 12.14	0.9 0.8 0.3	30 26 10
HSD-82	80.0 82.3	80.9 83.2			0.9 0.9	0.7 0.7	0.427 0.269	14.64 9.22	2.3 1.5	80 52
HSD-83	46.3 48.3 58.8	48.3 56.8 59.7	48.3 49.0 52.0	49.0 52.0 56.8	2.0 8.5 0.7 3.0 4.8 0.9	1.9 8.0 0.7 2.8 4.5 0.8	0.440 1.220 11.974 0.424 0.148 2.168	15.09 41.80 410.53 14.54 5.07 74.33	1.5 4.0 35.6 2.0 0.6 11.0	51 136 1219 67 22 376
HSD-84	63.3 66.9 69.3 80.0	65.8 67.4 72.2 80.6	63.3 64.3 65.2 69.3 70.4 71.6	64.3 65.2 65.8 70.4 71.6 72.2	2.5 1.0 0.9 0.6 0.5 2.9 1.1 1.2 0.6 0.6	1.9 0.8 0.7 0.5 0.4 2.2 0.8 0.9 0.5 0.5	11.677 26.484 0.640 3.556 10.080 6.713 16.754 0.462 0.810 0.820	400.36 908.00 21.94 121.92 345.59 230.18 574.41 15.84 27.77 28.11	111.5 263.9 5.8 16.0 36.3 18.9 45.7 1.7 4.2 10.4	3822 9049 197 548 1244 648 1565 58 145 356
HSD-85	85.0 97.0 108.5	93.0 101.3 116.5	85.0 86.4 97.0 99.3 101.3 108.5 112.5	86.4 93.0 99.3 101.3 102.6 112.5 116.5	8.0 1.6 6.6 5.6 2.3 2.0 1.3 8.0 4.0 4.0	4.6 0.9 3.8 3.2 1.3 1.1 0.7 4.6 2.3 2.3	6.166 6.352 9.848 62.889 137.294 0.244 27.624 15.247 6.120 24.374	314.24 217.78 337.64 2156.13 4707.13 8.37 947.09 522.74 209.82 835.66	25.5 25.1 25.6 154.5 317.8 2.6 99.4 47.2 26.9 67.6	874 860 878 5298 10895 90 3409 1620 923 2316
HSD-86	64.0	69.5	64.0 66.1 67.6	66.1 67.6 69.5	5.5 2.1 1.5 1.9	5.2 2.0 1.4 1.8	25.950 5.493 84.913 2.014	889.73 188.33 2911.24 69.05	234.8 23.0 810.1 14.6	8049 790 27773 500

Q3 Gwenivere Stope Delineation Drilling Results (continued)

Drill Hole ID	Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Thickness (ft)	Analytical Results
	From	To	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
HSD-86	73.6	77.0			3.4	3.2	0.584	20.02	1.7	59
HSD-87	65.0 79.3 101.0	68.5 82.8 102.0	79.3 80.3 81.0 81.5 82.1	80.3 81.0 81.5 82.1 82.8	3.5 3.5 1.0 0.7 0.5 0.6 0.7 1.0	2.7 2.7 0.8 0.5 0.4 0.5 0.5 0.8	0.228 6.051 0.147 17.422 9.299 1.477 4.715 0.702	7.82 207.46 5.04 597.33 318.82 50.64 161.65 24.09	0.6 29.7 0.7 89.1 31.6 1.1 35.0 5.4	19 1019 23 3055 1083 39 1199 184
HSD-89	54.0 64.1 75.3 77.7	56.5 64.7 76.1 78.3	54.0 54.6 55.9	54.6 55.9 56.5	2.5 0.6 1.3 0.6 0.6 0.8 0.6	1.6 0.4 0.8 0.4 0.4 0.5 0.4	0.531 0.244 0.160 1.622 0.715 0.202 0.498	18.21 8.37 5.49 55.61 24.51 6.93 17.07	2.6 3.3 2.4 2.3 1.1 11.0 0.4	88 112 81 77 37 376 12
HSD-90	49.0 64.0	54.5 64.8	49.0 51.2 51.6 52.1 52.4	51.2 51.6 52.1 52.4 54.5	5.6 2.2 0.4 0.6 0.3 2.1 0.8	4.8 1.9 0.3 0.5 0.3 1.8 0.7	1.014 0.687 1.254 1.336 0.307 1.320 0.174	34.77 23.55 42.99 45.81 10.53 45.26 5.97	1.0 0.5 2.2 2.1 0.4 1.1 0.1	35 17 76 71 12 38 2
HSD-91	36.5 75.0	37.4 77.5			0.9 2.5	0.6 1.6	0.278 0.826	9.53 28.32	0.16 0.51	5 18
HSD-92	16.0 59.5 61.5	16.6 60.5 62.2			0.6 1.0 0.7	0.5 0.8 0.6	0.144 0.119 0.115	4.93 4.06 3.95	0.19 0.24 2.22	6 8 76
HSD-92A	36.7 53.9 64.5	42.6 54.5 65.5	36.7 37.8 38.9 40.6	37.8 38.9 40.6 42.6	5.9 1.1 1.1 1.7 2.0 0.6 1.0	4.8 0.9 0.9 1.4 1.6 0.5 0.8	3.672 4.820 2.056 8.080 0.182 0.172 1.444	125.89 165.25 70.49 277.02 6.24 5.90 49.51	6.54 9.21 1.81 15.11 0.40 2.04 7.35	224 316 62 518 14 70 252
HSD-93	19.9 135.2	20.6 135.7			0.7 0.5	0.6 0.4	0.198 0.562	6.79 19.27	0.15 0.52	5 18
HSD-93A	39.4 58.1	42.5 58.7			3.1 0.6	2.7 0.5	1.686 0.386	57.81 13.23	4.43 0.33	152 11
HSD-94	65.4 91.1 119.4	66.8 91.8 120.1			1.8 0.7 0.7	1.5 0.6 0.6	3.858 0.284 1.652	132.27 9.39 56.64	21.9 1.1 3.9	751 37 137

Q3 Gwenivere Stope Delineation Drilling Results (continued)

Drill Hole ID	Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Thickness (ft)	Analytical Results
	From	To	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
HSD-94	191.7 199.9	192.3 200.5			0.6 0.6	0.5 0.5	1.040 0.436	35.66 14.95	4.4 1.5	152 50
HSD-95	42.8 89.1 130.4	43.8 92.0 132.7	89.1 91.1	91.1 92.0	1.0 2.7 1.8 0.9 2.3	0.6 1.5 1.0 0.5 1.3	0.326 0.604 0.322 1.168 0.168	11.18 20.71 11.04 40.05 5.76	27.99 8.94 10.73 5.37 1.05	960 307 368 184 36
HSD-96	47.6 67.2 81.1	48.0 73.0 88.0	67.2 69.8 71.8	69.8 71.8 73.0	0.4 5.8 2.6 2.0 1.2 6.9	0.3 4.4 2.0 1.5 0.9 5.3	0.690 0.611 0.930 0.426 0.228 0.572	23.66 20.95 31.89 14.61 7.82 19.61	1.9 6.6 13.8 0.7 0.9 0.7	65 228 474 26 32 23
HSD-97	65.5 116.3 188.0	66.7 116.9 188.8			1.2 0.6 0.8	1.0 0.5 0.7	6.104 0.221 0.369	209.28 7.58 12.65	57.8 1.0 3.0	1981 35 102
HSD-98	70.0 81.4 89.7 117.0	71.0 84.0 90.1 122.0			1.0 2.6 0.4 5.0	0.9 2.4 0.4 4.5	1.535 1.304 0.369 0.207	52.63 44.71 12.65 7.10	2.5 1.3 0.9 0.2	87 43 31 6
HSD-99	86.0 148.8 259.0	93.0 150.0 259.6	86.0 90.0 92.0	90.0 92.0 93.0	7.0 4.0 2.0 1.0 1.2 0.6	5.7 3.3 1.6 0.8 1.0 0.5	1.749 2.660 0.214 1.172 0.430 0.015	59.95 91.20 7.34 40.18 14.74 0.51	2.31 3.00 0.48 3.21 0.92 176.72	79 103 17 110 32 6059
HSD-100	104.3	104.9			0.6	0.6	0.282	9.67	1.2	40
HSD-101	82.0	82.5			0.5	0.5	0.564	19.34	1.31	45
HSD-102	99.0 104.7	102.0 105.6	99.0 99.6 101.5	99.6 101.5 102.0	2.0 0.6 0.9 0.5 0.9	1.5 0.4 0.7 0.4 0.7	0.319 0.114 0.169 0.835 2.142	10.93 3.89 5.79 28.63 73.44	1.17 2.74 0.22 0.99 13.22	40 94 8 34 453
HSD-103	25.8 50.6	28.3 51.5			2.5 0.9	2.2 0.8	0.877 0.325	30.07 11.14	2.22 2.92	76 100
HSD-104	3.8 18.0 22.0 71.0 85.0	4.3 18.9 23.3 71.9 92	85.0	90.0	0.5 0.9 1.3 0.9 7.0 5.0	0.4 0.8 1.1 0.8 6.1 4.4	0.142 0.516 0.279 0.543 0.260 0.170	4.85 17.69 9.57 18.62 8.93 5.83	3.76 0.38 2.19 0.48 0.16 0.15	129 13 75 17 5 5

Q3 Gwenivere Stope Delineation Drilling Results (continued)

Drill Hole ID	Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Thickness (ft)	Analytical Results
	From	To	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
HSD-104			90.0	92.0	2.0	1.7	0.487	16.70	0.18	6
HSD-105 HSD-105	6.0 24.1 43.0	8.7 27.2 46.4	24.1 24.7 43.0 45.2	24.7 27.2 45.2 46.4	2.7 3.1 0.6 2.5 3.4 2.2 1.2	1.7 2.0 0.4 1.6 2.2 1.4 0.8	0.766 0.574 0.196 0.665 0.229 0.224 0.239	26.26 19.69 6.72 22.80 7.86 7.68 8.19	1.10 0.69 0.15 0.82 0.19 0.18 0.21	38 24 5 28 7 6 7
HSD-106	36.0 67.5 85.4	46.8 68.1 86	36.0 41.0 43.0	41.0 43.0 46.8	10.8 5.0 2.0 3.8 0.6 0.6	9.4 4.4 1.7 3.3 0.5 0.5	0.259 0.128 0.342 0.388 0.232 0.357	8.88 4.38 11.73 13.30 7.95 12.24	1.35 0.53 0.76 2.74 0.64 1.06	46 18 26 94 22 36
HSD-107 HSD-107	15.7 21.5 43.0 48.0	18.6 33.8 43.5 51.5	21.5 24.2 27.4 29.1 31.0	24.2 27.4 29.1 31.0 33.8	2.9 13.2 2.7 3.2 1.7 2.8 2.8 0.5 3.5	2.5 11.5 2.3 2.8 1.5 2.4 2.4 0.4 3.0	0.194 0.604 0.289 0.423 0.579 1.097 0.637 0.516 0.225	6.65 20.71 9.91 14.50 19.85 37.61 21.84 17.69 7.71	9.06 2.70 7.78 0.27 0.23 3.00 1.78 0.60 0.19	311 93 267 9 8 103 61 21 6
HSD-108	33.5 106.6	34.4 107.2			0.9 0.6	0.8 0.5	0.311 0.153	10.66 5.25	0.83 0.24	29 8
HSD-109	28.0 80.2 81.6	29.0 80.8 82.6			1.0 0.6 1.0	1.0 0.6 1.0	0.606 0.922 0.171	20.78 31.61 5.86	0.99 2.74 1.58	34 94 54
HSD-110	105.5	107.2			1.7	1.3	0.336	11.52	2.98	102
HSD-111	53.0 57.3 69.0 113.9	53.6 58.2 70.3 114.8	69.0 69.6	69.6 70.3	0.6 0.9 1.3 0.6 0.7 0.9	0.5 0.8 1.1 0.5 0.6 0.8	2.542 0.182 0.230 0.287 0.182 0.997	87.15 6.24 7.90 9.84 6.24 34.18	6.35 0.97 1.76 1.43 2.04 3.35	218 33 60 49 70 115
HSD-114	63.0 80.7	67.5 85.4	63.0 65.4 80.7 82.6 84.4	65.4 67.5 82.6 84.4 85.4	4.5 2.4 2.1 4.7 1.9 1.8 1.0	4.4 2.3 2.0 4.5 1.8 1.7 1.0	0.156 0.142 0.172 1.167 2.078 1.940 0.158	5.34 4.85 5.90 55.43 71.24 66.51 5.42	1.61 1.49 1.75 0.90 1.11 1.03 0.27	55 51 60 31 38 35 9

Q3 Gwenivere Stope Delineation Drilling Results (continued)

Drill Hole ID	Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Thickness (ft)	Analytical Results
	From	To	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
HSD-116	102.3 188.6	102.9 189.6			0.6 1.0	0.5 0.8	0.141 18.383	4.83 630.26	0.58 399.30	20 13690
HSD-117	62.5 77.0 104.0	64.6 77.8 105.6	104.0 104.9	104.9 105.6	2.1 0.8 1.6 0.9 0.7	1.7 0.6 1.3 0.7 0.6	0.165 0.318 0.423 0.171 0.747	5.66 10.90 14.50 5.86 25.61	0.11 0.13 0.45 0.10 0.91	4 4 16 3 31
HSD-117A	108.6	109.1			0.5	0.4	0.629	21.57	4.23	145
HSD-117B	119.8 175.4	120.4 180.0	175.4 177.7	177.7 180.0	0.6 4.6 2.3 2.3	0.5 3.7 1.8 1.8	0.177 0.790 1.053 0.527	6.07 27.09 36.10 18.07	0.41 3.30 3.82 2.77	14 113 131 95
HSD-118	104.9 204.0	107.2 207.1			2.3 3.1	1.8 2.4	36.048 0.137	1235.91 4.69	380.10 0.07	13031 3
HSD-141	58.8 87.9 91.2	61.7 88.8 91.9			2.9 0.9 0.7	1.9 0.6 0.4	0.559 0.185 0.270	19.17 6.34 9.26	0.06 0.80 0.19	2 27 6

Q3 Clementine Stope Drilling Results

Drill Hole ID	Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Thickness (ft)	Analytical Results
	From	To	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
HSD-112	No significant intercepts
HSD-113 HSD-113	81.0 94.6	87.0 95.3	81.0 82.0 84.2	82.0 84.2 87.0	6.0 1.0 2.2 2.8 0.7	5.6 0.9 2.1 2.6 0.7	0.307 0.336 0.261 0.332 0.129	10.51 11.52 8.95 11.38 4.44	0.81 1.55 0.74 0.60 0.17	28 53 25 20 6
HSD-119	No significant intercepts
HSD-120	77.0	79.6			2.6	2.1	1.650	56.57	5.34	183
HSD-121	62.4	63.3			0.9	0.8	0.050	1.70	12.18	418
HSD-122	24.8 120.6	28.0 122.0			3.2 1.4	2.3 1.0	0.160 0.089	5.49 3.05	0.43 21.59	15 740
HSD-123	17.0 81.1	17.9 82.3			0.9 1.2	0.8 1.0	0.239 6.786	8.19 232.66	0.18 14.91	6 511
HSD-124	69.8	72.7			2.9	2.7	1.898	65.07	7.38	253
HSD-126	No significant intercepts
HSD-127	17.1 63.0 72.8	17.7 63.6 74.7	72.8 73.7	73.7 74.7	0.6 0.6 1.9 0.9 1.0	0.6 0.6 1.8 0.8 0.9	0.144 0.235 2.026 3.807 0.424	4.95 8.06 69.48 130.52 14.54	0.92 1.81 8.08 12.79 3.85	32 62 277 438 132
HSD-129	57.0 65.0 67.1 68.2	62.0 65.9 68.2 76.8	68.2 72.0	72.0 76.8	5.0 0.9 1.1 8.6 3.8 4.8	3.5 0.6 0.8 6.0 2.7 3.4	0.827 0.296 0.536 1.322 0.588 1.904	28.35 10.15 18.38 45.34 20.16 65.28	0.08 2.16 2.48 0.50 0.83 0.30	3 74 85 18 29 10
HSD-130	57.8 63.0 68.0	59.6 63.5 68.6			1.8 0.5 0.6	1.5 0.4 0.5	1.080 1.854 0.776	37.03 63.56 26.61	6.05 17.09 7.50	208 586 257
HSD-131	48.3	49.0			0.7	0.7	0.215	7.37	4.38	150
HSD-132	No significant intercepts
HSD-133	29.0	29.7			0.7	0.7	0.365	12.51	0.80	27
HSD-134	29.0 49.4	30.7 50.3			1.7 0.9	1.5 0.8	0.130 1.626	4.45 55.75	0.16 1.17	6 40
HSD-135	82.6	83.7			1.1	1.0	0.437	14.98	2.42	83
HSD-136	93.0	98.8	93.0 95.4	95.4 98.8	5.8 2.4 3.4	4.8 2.0 2.8	0.250 0.404 0.142	8.59 13.85 4.88	0.78 1.66 0.16	27 57 6
HSD-137	No significant intercepts
HSD-139	No significant intercepts